Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Condor Hospitality Trust, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-180479, 333-138304, and 333-220182) on Form S-3 and (Nos. 333-225258, 333-212264, 333-134822, and 333-181680) on Form S-8 of Condor Hospitality Trust, Inc. (the Company) of our report dated March 18, 2021, with respect to the consolidated balance sheets of Condor Hospitality Trust, Inc. as of December 31, 2020 and 2019, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule, Schedule III – Real Estate and Accumulated Depreciation, which report appears in the December 31, 2020 annual report on Form 10-K of Condor Hospitality Trust, Inc.

Our report dated March 18, 2021 contains an explanatory paragraph that states that the Company has not met its financial covenants under a mortgage agreement as of December 31, 2020 and is currently in default on that mortgage, which under certain conditions may also result in a potential default on its credit facility due to a cross-default clause within the credit facility, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

(signed) KPMG LLP

McLean, Virginia
March 18, 2021